BIB HOLDINGS, LTD.
                              7409 OAK GROVE AVENUE
                               LAS VEGAS, NV 89117

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about October 8, 2004, by BIB Holdings, Ltd., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible appointment of a new member to the Company's Board of Directors, in place of all current members of the Board. The information contained herein has been provided to the Company by Incandent Capital, L.L.C. or Incode Corporation. The Company assumes no responsibility for the accuracy or completeness of such information.

         On August 26, 2004, the Company entered into an agreement with Incandent Capital, L.L.C. to acquire Incode, a privately held technology services company whose business model is the acquisition, development and commercialization of innovative subscription-based eBusinesses (the "Agreement"). Pursuant to the terms of the Agreement, the Company will acquire 100% of the outstanding capital stock of Incode in exchange for 1,000,000 newly issued shares of the Company's series A convertible preferred stock (the "Preferred Stock"). The Preferred Stock shall vote with the common stock on all matters. Each share of Preferred Stock is convertible into 200 shares of common stock at any time after 18 months from the closing date of the Agreement, subject to adjustment under certain circumstances. The number of votes which may be cast by a holder of shares of Preferred Stock shall be equal to twice the number of shares of the common stock into which the Preferred Stock could be converted (an aggregate of 400,000,000 prior to any adjustment).

         The closing of the agreement is subject to the satisfaction of a number of terms and conditions, including but not limited to the following:

         o The satisfactory completion of due diligence by the Company, Incode and Incandent;

         o        The consent of the Company's principal financing source; and

         o The release of lien by the Company's principal financing source on the Company's real estate in Pennsylvania.

Concurrently with the closing, it is anticipated that the current officers and directors of the Company will resign and James L. Grainer will be appointed as the sole member of the Board of Directors.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.


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         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the election of Mr. Grainer to the Board.

         CERTAIN INFORMATION REGARDING THE COMPANY

VOTING SECURITIES

         As of October 1, 2004, the Common Stock is the only class of voting securities of the Company outstanding and there were 217,243,231 shares outstanding and entitled to one vote per share as of such date. Upon consummation of the Agreement, the Company will authorize and issue 1,000,000 shares of Preferred Stock. Each share of the Preferred Stock will be entitled to 400 (400,000,000 in the aggregate) votes on all matters (subject to adjustment), voting with the Common Stock. The Preferred Stock is not convertible for a period of 18 months after issuance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock combined with the votes attributable to the Preferred Stock, immediately after the closing of the Agreement, by:

         o each person known to beneficially own more than five percent of the Common Stock
         o each director of the Company (including proposed directors), and
         o        all directors and executive officers as a group.

NAME AND ADDRESS                                SHARES OF           PERCENT
OF BENEFICIAL OWNER                           VOTING STOCK         OF CLASS
-------------------                           -------------       ------------
James L. Grainer                                       0(1)              -


All officers and directors, after
  Completion of the Agreement (1 person)               0(1)              -

Incandent Capital, L.L.C.                    400,000,000(2)           64.8%
111 Howard Street, Suite 108
Mount Arlington, New Jersey 07856

-----------------------
1. Mr. Grainer has an understanding with Incode that shortly after the closing of the acquisition of Incode by the Company, the Company will issue common shares to Mr. Grainer to compensate him for services rendered in connection with Incode's various acquisitions. The number of shares that will be issued has not yet been determined.


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2. Represents votes pursuant to the exercise of Preferred Stock voting rights.
The control person of Incandent Capital L.L.C. is Kevin Kreisler.


NEW BOARD OF DIRECTORS

         Upon the closing of the acquisition of Incode by the Company, James L. Grainer will be the sole member of the Board of Directors of the Company. Mr. Grainer will also be the President and Chief Financial Officer of the Company. No determination has been made as to whether there will be other officers of the Company after the closing.

         JAMES L. GRAINER. Mr. Grainer has made his career in the fields of investment banking and financial management and accounting. Since June 2004, Mr. Grainer has been a consultant to GreenWorks Corporation, assisting GreenWorks in connection with its acquisition of Enviro-Sciences, Inc. From 2003 until June 2004, Mr. Grainer was the Chief Financial Officer of Polo Linen, where he was responsible for that company's financial management and was involved in all aspect of strategic management. From 2001 until 2003 Mr. Grainer was the Managing Director of Investment Banking and Head of the Investment Banking Group at Zanett Securities, a merchant banking firm located in New York City. From 1992 until 2001 Mr. Grainer was a Managing Director in the Investment Banking Group at Prudential Securities, where he served as a member of the Management Committee for the Prudential Securities Private Equity Fund and held other financial management positions. Prior to joining Prudential Securities, Mr. Grainer was employed as a Senior Manager by Deloitte & Touche, where he was actively involved in managing all aspects of Deloitte's tax practice. Mr. Grainer is licensed as a certified public accountant in the State of New York. Mr. Grainer is 50 years old.

NOMINATING AND AUDIT COMMITTEE

         The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the acquisition of Incode, due to the small size of the Board. Mr. Grainer, however, is an "audit committee financial expert" within the definition given by the Regulations of the Securities and Exchange Commission, by reason of his experience in public accounting and as a financial officer.


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SHAREHOLDER COMMUNICATIONS

         The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

EXECUTIVE COMPENSATION

         Mr. Grainer has not received compensation from either the Company or Incode, or any affiliate of any of them.

CERTAIN TRANSACTIONS

         Since August 2004, Mr. Grainer has been acting as a consultant to Incode Corporation. In that role, he has provided assistance in connection with Incode's various acquisitions. In compensation for his services, Incode has agreed that after the acquisition the Company will issue shares of common stock to Mr. Grainer. The number of shares to be issued will be determined by agreement among Mr. Grainer and the shareholders of Incode.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2003, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

COMPENSATION OF DIRECTORS

         The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.


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                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BIB HOLDINGS, LTD.

                                        By: /s/ GAIL BINDER
                                           ----------------------
                                           Gail Binder,
                                           Chief Executive Officer